UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2023

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM

1.	Report of Relevant Information dated March 7, 2023

Item 1

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs that the Ordinary General Meeting of Shareholders of Grupo Aval has been summoned for March 30, 2023, pursuant to the following announcement:

“Grupo Aval Acciones y Valores S.A.

Ordinary General Meeting of Shareholders

Summoning

The Board of Directors and the President of Grupo Aval Acciones y Valores S.A. (the “Company”) summons the holders of ordinary shares of the company to the Ordinary General Meeting of Shareholders that will take place next Thursday, March 30, 2023 at 9:00 am, at the Assembly Hall of Banco de Bogotá located at Calle 36 No. 7-47, first floor in Bogotá D.C.

The proposed agenda for the abovementioned meeting is the following:

1.	Quorum verification.

2.	Consideration and approval of the agenda.

3.	Appointment of delegates for approval of the minute.

4.	Report of the Board of Directors and the President of the Company.

5.	Separate and Consolidated Financial Statements for the period ended on December 31, 2022, and additional information required by law.

6.	Statutory Audit report.

7.	Consideration and approval of the Report of the Board of Directors and of the President of the Company, Financial Statements and its attachments for the period ended on December 31, 2022.

8.	Consideration and approval of the Proposed Distribution of Profits.

9.	Election of the Board of Directors and approval of its compensation.

10.	Election of the Company’s Statutory Auditor and approval of its compensation.

11.	Propositions and miscellaneous.

In compliance with legal and statutory regulations, the financial statements for the year ended December 31, 2022 and other legal documents will remain available to the shareholders for the legal term at the Company's General Secretary's Office located at Carrera 13 No. 26A-47, 26th Floor in Bogotá, D.C.

Shareholders may be represented at the meeting by means of a written power of attorney indicating the name of the proxy, the person in whose place the proxy may be substituted, if applicable, and the date or time of the meeting or meetings for which the proxy is granted.

In order to expedite the issuance of your credential, please confirm your attendance to Deceval at the email servicioalcliente@bvc.com.co. Likewise, it is recommended that the proxies of the shareholders present their power of attorney prior to the date of the Meeting at Deceval's email servicioalcliente@bvc.com.co.

Luis Carlos Sarmiento Gutiérrez

President - Grupo Aval Acciones y Valores S.A.	March 7, 2023”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2023

GRUPO AVAL ACCIONES Y VALORES S.A.
By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel